United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Pfizer Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO PFIZER INC.

The Shareholder Commons urges you to vote FOR Item 8 on the proxy, the shareholder proposal requesting that the Board study the public health costs of Pfizer Inc.’s (“Pfizer” or the “Company”) decision to limit its sharing of vaccine technology and the impact of those costs on the many Pfizer shareholders who rely upon overall market returns to support the value of their diversified portfolios.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value toward a systems-first investment approach that serves investors and their beneficiaries better.

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I call on the nations gathering next week for the World Trade Organization ministerial meeting to meet the U.S. challenge to waive intellectual property protections for COVID vaccines, so these vaccines can be manufactured globally. I endorsed this position in April; this news today [the spread of the Omicron variant] reiterates the importance of moving on this quickly.

-President Joseph Biden Jr., November 26, 20211

Background

In asking that companies such as Pfizer waive patent and other intellectual property rights (“IPR”) that limit COVID-19 vaccination, the President added his voice to that of more than 100 nations.2 His call recognized that when access to key public health resources is limited, the entire economy suffers.3 And when the economy suffers, investors lose.

Despite these requests for waivers, the Company has decided not to grant an IPR waiver or otherwise broadly share the information necessary for other companies to manufacture vaccines. That decision may well enable it to increase its profits, but only by creating severe costs to the economy:

•	The International Monetary Fund (IMF) has estimated that an inadequate global vaccine supply could lead to global economic losses of up to $9 trillion.[4]

•	The Federal Reserve Bank of St. Louis published research showing that the average country’s GDP was reduced by 7.3 percent in 2020 due to the pandemic.[5]

Such losses can in turn create broad losses across investment markets. In fact, the value of a diversified portfolio bears a direct relationship to GDP.6

For the diversified investors who make up a large portion of Pfizer shareholders, the cost of COVID-19 to GDP may very well outweigh any profits Pfizer receives from protecting its IPR. The Proposal asks that the Company explain this trade-off to shareholders.

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1 https://www.whitehouse.gov/briefing-room/statements-releases/2021/11/26/statement-by-president-joe-biden-on-the-omicron-covid-19-variant/. The ministerial meeting was canceled later that day, due to the spread of the Omicron variant.

2 Andrew Green, WTO Council Offers Hope for TRIPS Vaccine Proposal (June 10, 2021), available at https://www.devex.com/news/wto-council-offers-hope-for-trips-vaccine-proposal-100125

3 David Harrison and Paul Hannon, Omicron Slows the Global Economy, Hitting the U.S. Particularly Hard, Wall Street Journal (January 24, 2022).

4 Ruchir Agarwal and Gita Gopinath, A Proposal to End the COVID-19 Pandemic, IMF Staff Discussion Note (May 2021), available at https://www.imf.org/en/Publications/Staff-Discussion-Notes/Issues/2021/05/19/A-Proposal-to-End-the-COVID-19-Pandemic-460263.

5 Juan Sanchez, COVID-19’s Economic Impact around the World, ST. Louis Federal Reserve (August 11, 2021) available at https://www.stlouisfed.org/publications/regional-economist/third-quarter-2021/covid19s-economic-impact-world.

6 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

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We urge diversified shareholders and the asset managers and proxy-voting professionals who represent them to vote FOR Proposal No. 8. Supporting the Proposal signals that you want to understand how the Company’s focus on its own financial returns may be harmful to diversified investors and global public health.

Voting FOR Proposal No. 8 does not constitute a criticism of the Company’s business decisions or COVID-19 program. The requested report will allow shareholders to understand the balance being struck between maintaining Company profits and addressing the pandemic and consequent global economic disruption.

Without the report the Proposal requests, shareholders will not be equipped to understand one of the most consequential decisions the Company has ever had to make. More specifically, diversified investors and the fiduciaries who vote on their behalf will not be able to understand the effect these decisions are having on their investment portfolios.

The Proposal

The Proposal asks for a report on the effect the Company’s failure to share its COVID-19 IPR more fully might have on public health and, consequently, on the investment returns of diversified shareholders:

RESOLVED, shareholders ask that the Board of Directors commission and publish a report on (1) the public health costs created by the limited sharing of the Company’s COVID-19 vaccine technologies and any consequent reduced availability in poorer nations and (2) the manner in which such costs may affect the market returns available to its diversified shareholders.

The rapid creation of vaccines for COVID-19 is one of the greatest success stories in modern public health and the Company has played an important role in that story, developing a product that will protect billions of individuals from the virus.

But because it is a for-profit company with responsibilities to its investors, the decisions Pfizer makes about whether to share the technology for the vaccine will inevitably take revenues and profits into account. To date, none of its disclosures have explained how the Company is balancing its obligation to earn profits with its impact on public health and its economic repercussions.

In particular, the Company has not explained the cost to the public of its decision not to make the waiver President Biden requested. Specifically, he has called for pharmaceutical companies to waive certain IPR under the Agreement on Trade-Related Aspects of Intellectual Property (TRIPS), a World Trade Organization-administered document. TRIPS requires countries (with limited exceptions) to enforce patents and copyrights so that, for example, India cannot easily manufacture a vaccine for export without a license from the pharmaceutical company that holds the relevant patent. In 2020, India and South Africa called for a waiver of the relevant TRIPS provisions for technology relating to COVID-19. As noted above, more than 100 countries have followed suit.

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Information about the Company’s balancing of profit and public health is critical to diversified shareholders and the advisors who manage their portfolios and help them vote their shares. These shareholders and advisors need this information to understand how the Company factored the effects on the economy and diversified shareholders into its decision to limit the use of its IPR. A recent Bloomberg column by Matthew Levine explained the importance of this balance to diversified shareholders:

Making a vaccine widely available would be hugely positive-sum for corporate profits, and thus corporate shareholders, as a whole, even if it was costly for the particular company making the vaccine. And since that company’s shareholders… also own all the other companies, and understand all this, they might pressure the company to sacrifice its own interest for the common good.7

The Proposal asks the Company to investigate whether its IPR decisions harmed public health and thereby lowered returns for its diversified shareholders. In its statement opposing the Proposal (the “Opposition Statement”), the Company fails to acknowledge or address this concern and instead diverts attention to the limited manner in which it is distributing vaccines and technology, without discussing the implications of the accompanying decisions it has made not to share technology.

But other Company documents and disclosure make it clear that preserving its revenue stream through IPR protection is critical to its business model:

•	According to the Annual Report the Company recently filed with the Securities and Exchange Commission, the “loss, expiration or invalidation of intellectual property rights… can have a material adverse effect on our revenues” and “[w]e continue to vigorously defend our patent rights against infringement, and we will continue to support efforts that strengthen worldwide recognition of patent rights.”[8] In other words, protecting IPR successfully is part of the Company’s business model.

•	For 2021, the Company reported $36.7 billion in revenue from sales of the vaccine.[9]

•	The Company’s CEO has stated that it would be “dangerous” for the Company to share its IPR because then it would not be incentivized to create new drugs.[10] In other words, the Company’s decisions as to sharing vaccine IP are determined by profit considerations.

The Opposition Statement, however, is not forthright about the business motive, and implies that all the Company’s decisions about vaccine IPR are based solely on ensuring the most vaccines are produced and put into arms where they are needed. As shown below, that assertion is highly disputed. Many experts suggest that the failure to share the IPR is detrimental to public health, which suggests that the Company’s motive for not broadly sharing COVID-19 IPR is really about preserving the billions in sales and accompanying profits.

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7 Available at https://www.bloomberg.com/opinion/articles/2022-02-14/shareholders-like-any-old-merger?sref=oAmKviWU.

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/78003/000007800322000027/pfe-20211231.htm

9 Id.

10 Maria Chang and Lori Hinnant, Countries urge drug companies to share vaccine know-how, Associated Press (March 1, 2021) (“Last May, Pfizer’s CEO Albert Bourla described the idea of sharing IP rights widely as ‘nonsense’ and even ‘dangerous.’”), available at https://apnews.com/article/drug-companies-called-share-vaccine-info-22d92afbc3ea9ed519be007f8887bcf6

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Recognizing this dispute, the Proposal does not ask for an immediate change in conduct. Instead, the Proposal asks the Company to explain its vaccine decisions more clearly, including their relation to preserving financial return, and to explain specifically how those decisions affect public health and the returns a diversified shareholder receives.

Why you should support the Proposal

•	Despite the pleas of more than 100 countries and the President of the United States, the Company refuses to waive its COVID-19 vaccine-related IPR.

•	Many experts have argued that the failure of pharmaceutical companies to waive their IPR is exacerbating the COVID-19 pandemic.

•	Exacerbating and extending the pandemic has dire consequences for public health and economic growth.

•	The loss in economic growth caused by an extended pandemic threatens Company shareholders’ diversified portfolios, and that threat may outweigh any benefit those shareholders receive from Pfizer incrementally increasing its profitability by exploiting its monopoly power over its IPR.

•	Fiduciaries and advisors should understand whether their diversified clients and beneficiaries are at risk from the Company trading off economic growth for its own financial performance.

•	Company decision-makers are heavily compensated in equity, so that they do not share the same broad market risk as the Company’s diversified shareholders.

•	Voting FOR will signal that shareholders want to understand whether the Company is putting the global economy at risk in order to improve financial performance.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of public interest for financial gain must be explained, so that shareholders can make educated decisions about the balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios.

The Opposition Statement misses the point

The IMF has estimated that the global economy could benefit by $9 trillion over five years if the global response to COVID-19 were optimized. Failure to do so could directly harm the interests of the Company’s diversified shareholders, as a healthy economy is a far greater value-driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown systematic factors, rather than individual company performance, explain 75-94 percent of average portfolio return.11

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11 Lukomnik, Jon and James P. Hawley. Moving Beyond Modern Portfolio Theory: Investing that Matters. (Routledge, 2021).

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The Opposition Statement does not acknowledge any tension between internal profits and optimizing vaccine uptake. It suggests there is no tension, but in so doing, contradicts multiple experts, along with the governments of many countries whose citizens remain under-vaccinated. If anything, the Opposition Statement demonstrates the need for Pfizer to reckon honestly with a difficult issue.

The Company claims it is committed to “equitable vaccine access”

Pfizer backs up its claimed commitment to equitable access by talking about its contribution of 250 million doses to COVAX, a global collaboration that seeks to accelerate production of and equal access to COVID-19 vaccines. It also discusses the total amount of vaccine it will provide to low- and middle-income countries in 2021-2022.

We applaud the Company’s participation in these projects, but they remind us of the saying that “if you give a person a fish, you feed them for a day, but if you teach them to fish, you feed them for a lifetime.” The Company is building dependence, rather than taking the opportunity to expand capacity by transferring its technology to those in countries that continually stand at the end of the line for vaccines. As of November 2021, only 0.6 percent of vaccines had gone to low-income countries.12 Promising to provide needed vaccines in the future simply preserves the status quo and does not increase global capacity to provide vaccines to everyone who needs them.

Moreover, restricting such donations to vaccine produced by or at the direction of Pfizer or a licensee increases the risk of demand in wealthy countries increasing in the wake of a new variant. Reports have suggested that when supply is insufficient, wealthy countries are favored over COVAX and low-income countries and that commercial considerations play into COVAX negotiations with vaccine suppliers.13

In addition, additional capacity builds resilience into the system. With a limited number of companies able to produce vaccine at a limited number of sites, the global population is at risk for production failures and new variants and associated resurgences. As reported in The New York Times, Tom Frieden, the former director of the U.S. Centers for Disease Control and Prevention, described the establishment of vaccine production in other countries as “our insurance policy against variants and production failure.”14 The same article said:

Depending on wealthy nations to donate billions of doses is not working, public health experts say. The solution, many now believe, is for the countries to do something that the big American mRNA vaccine makers say is not feasible: Manufacture the gold-standard mRNA shots themselves.15

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12 See Experts Identify 100 Plus Firms to Make Covid-19 mRNA Vaccines, Human Rights Watch (December 15, 2021) available at https://www.hrw.org/node/380690/printable/print.

13 Public Citizen, How the Vaccine Rich Get Richer (November 23, 2021) (“The European COVAX restriction, with its narrow carve-out for donations to less profitable markets, seems to suggest that future commercial considerations influenced the emergency pandemic response.”), available at https://www.citizen.org/article/how-the-vaccine-rich-get-richer/?eType=EmailBlastContent&eId=8721eeb0-acad-4b7c-b33a-e6ea29d324f0.

14 Stephanie Nolan, Here’s Why Developing Countries Can Make MRNA Covid Vaccines, The New York Times (October 22, 2021).

15 Id.

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In short, trumpeting the number of vaccines Pfizer produced and distributed is simply non-responsive to the question the Proposal poses: would vaccine production be more effective if the Company were more expansive in its sharing of IPR, and would that more effective production benefit diversified shareholders by hastening the end of the pandemic and better controlling the era of endemic COVID-19? The Company’s argument simply does not address the question the Proposal raises.

The Company claims waiving IPR would be futile or counterproductive because of difficulties associated with technology transfer

The Company argues that producing vaccines is extraordinarily complex and that technology transfer will require hundreds of elements and take a significant amount of time. The implication is that it is better to leave the manufacturing to Pfizer and a few chosen partners. This is of course a convenient argument for a company that might benefit from using IPR to limit competition with respect to a product responsible for $37 billion in sales in a single year. It is also a heavily disputed position.

In September of 2021, The Global Development Policy Center at the Pardee School of Global Studies/Boston University published a paper directly contradicting the Company’s position, explaining that IPR waivers were a necessary but not sufficient condition for addressing vaccine equity:16

The complex challenge of transitioning to a more equitable approach to global vaccine production can be concentrated into three broad pillars that must be advanced simultaneously:

In other words, the problems the Company posits with a waiver are problems only if the waiver is not accompanied by other measures. This is an argument for a coordinated waiver program, not an argument to decline a waiver.

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16 Katie Gallogly-Swan and Rachel Thrasher, Three Pillars of Vaccine Equity: Triaging the Global Vaccination Challenge (September 2021)

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An analysis published in the British Medical Journal homed in on lack of intellectual property sharing as the principal obstacle:

The barrier to adequate vaccine supply today is not lack of vaccine options, nor even theoretical production capacity; the problem is the intellectual property (IP) protection governing production and access to vaccines…17

Finally, Human Rights Watch has documented that it is IPR protection, not supply chains and technological capability, that holds back production:

Right now, there are manufacturers with capacity to produce additional Covid-19 vaccines and other health products at factories in Bangladesh, Canada, Denmark, India, and Israel, but they are unable to contribute because they do not yet have the right licenses. So, IP is a barrier to them. The TRIPS waiver proposal sponsors and experts at the leading science journal Nature, Médecins Sans Frontières (MSF) Access Campaign, the Third World Network, and others have presented many other concrete examples of how enforcement of IP rules blocked, delayed, or limited production of chemical reagents for Covid-19 tests, ventilator valves, Covid-19 treatments, and elements of Covid-19 vaccines. IP constraints have not only led to vaccine shortages but have also led to shortages of key raw materials like bioreactor bags and filters.

Rather than manufacturers being held back by an inherent lack of manufacturing and technological capability, studies have shown that transnational claims to IP impede new manufacturers from entering and competing in the market. The same dynamics are playing out today with Covid-19.18

Following an extensive investigation, The New York Times “found 10 strong candidates to produce mRNA Covid vaccines in six countries on three continents.”19 A similar study by AccessIBSA Project and MSF found eight sites in Africa and six in Latin America.20

If these authorities are correct, then Pfizer’s failure to make its IP more widely available is contributing to the crisis. In addition to its human cost, this decision may be directly harming the diversified portfolios of its own shareholders.

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17 Parsa Erfani, Agnes Binagwaho, Mohamed Juldeh Jalloh, Muhammad Yunus, Paul Farmer, Vanessa Kerry, Intellectual Property Waiver for Covid-19 Vaccines Will Advance Global Health Equity (August 3, 2021), available at https://www.bmj.com/content/374/bmj.n1837.full.print#ref-11.

18 Human Rights Watch, Seven Reasons the EU is Wrong to Oppose the TRIPS Waiver (June 3, 2021), available at https://www.hrw.org/news/2021/06/03/seven-reasons-eu-wrong-oppose-trips-waiver; see also U.S. Congressional Research Service, Potential WTO TRIPS Waiver and COVID-19 (June 16, 2021) (“For example, firms in Bangladesh, Canada, and Israel state they are willing and able to make the vaccine save for the IPR”), available at https://crsreports.congress.gov/product/pdf/IF/IF11858/1.

19 See supra, n.15.

20 Achal Prabhala and Alain Alsalhani, Pharmaceutical Manufacturers across Asia, Africa and Latin America with the Technical Requirements and Quality Standards to Manufacture mRNA Vaccines (December 10, 2021), available at https://accessibsa.org/media/2021/12/Manufacturing-mRNA-Report-10DEC2021.pdf. See also MSF Briefing Note, Share mRNA Technologies, Save Lives (listing seven sites in Africa) (August 2021).

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The Company argues it has entered into a contract to manufacture doses through a contract manufacturer for countries in the African Union and another with a Brazilian company to finish and fill product made in the United States

While this may be a laudable development, it is non-responsive to the question the Proposal raises: how is public health affected by the production that does not occur due to the Company’s decision not to share its IPR more expansively?

Moreover, third parties who have studied the issue have concluded that granting such individual licenses is inadequate to the challenge of vaccinating the global population adequately:

Voluntary licensing is the practice where the developer of the vaccine or drug decides to whom and on what terms the IP can be licensed to enable manufacturing.

The past year has shown that we cannot rely on the pharmaceutical industry to take voluntary action to scale up manufacturing of health products at the pace and scale needed to address the pandemic.

Tedros Adhanom Ghebreyesus, director-general of the WHO, recently commented that voluntary licensing agreements “tend to be exclusive and nontransparent, compromising equitable access.” The supply delays and production challenges several pharmaceutical companies faced have been exacerbated by restrictive or exclusive licensing practices.21

These observations go directly to the issue the Proposal addresses: to what extent is Pfizer prioritizing its own financial performance and how does that prioritization affect diversified shareholders? If Pfizer is deciding the terms of the license in each instance, it will be in a position to factor in how the arrangement will allow it to maintain its own cash flows and profits. As discussed above, optimizing its own financial return may adversely affect public health, and thus the returns its diversified shareholders receive.

The Company argues it will be licensing its oral COVID-19 treatment

This argument is simply is not related to the Proposal, which is aimed at the manufacture of vaccines, not treatment.

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Pfizer has failed to make any argument that is responsive to the request for a report that would help shareholders understand whether the Company’s decision not to provide IPR waivers threatens public health and, by extension, the economic health that is the single greatest value driver of its diversified shareholders’ portfolios. Shareholders should let the Board and management of the Company know that investors do care about the potential trade-offs the Company is making that would put global public health at risk.

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21 Supra, n.15.

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Conclusion

Please vote FOR Item 8

By voting FOR Item 8, shareholders can urge Pfizer to account directly for its effect on public health, upon which a thriving economy depends. Such a report can aid the Board and management in authentically addressing the public need for an effective vaccination program while supporting the interests of its diversified shareholders and others.

The Shareholder Commons urges you to vote FOR Item 8 on the proxy, the Shareholder Proposal requesting a report on external public health costs at the Pfizer Annual Meeting on April 28, 2021.

For questions regarding Pfizer Proposal 8 – submitted by the John Bishop Montgomery Trust, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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